Mail Stop 3561

December 18, 2006

Mr. Peter K. Nelson
President and CFO
Desert Mining, Inc.
4328 Hwy. 66
Longmont, CO 80504

**Re: Desert Mining, Inc.
        Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
        Filed July 25, 2006
        File No. 000-32123**

Dear Mr. Nelson:

        We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB/A for the Fiscal Year Ended December 31, 2005

Financial Statements, F-1

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

1. We read your response to comment three of our letter dated July 11, 2006. However, it does not appear you have met the disclosure requirements of paragraph 47(a) of SFAS 144. Please revise your disclosures accordingly.

Note 3 - Oil & Gas Leases, page F-9

2. We read your response to comment four; however, we do not see where you have included the referenced disclosures. In addition, it appears that the disclosure requirements of paragraphs 18, 19 and 21 of SFAS 69 are applicable but have not been addressed in your revised disclosures. Please advise or revise your disclosures accordingly.

3. We read your response to comment five. Please clarify the source of the technical guidance that you referenced in your response and tell us how your accounting treatment complies with the requirements of SFAS 19. Explain how it is consistent to capitalize the initial payments of leases and expense the associated yearly payments. In addition, please tell us why you believe that the capitalization of landman, geological and geophysical services to validate the leases is consistent with paragraph 18 of SFAS 19. Further, the amortization of capitalized costs for unproven properties appears to be inconsistent with the requirements of paragraph 28 of SFAS 19. Please advise and revise the financial statements and related disclosures accordingly.

Note 4 - Note Payable, page F-10

4. We note your response to comments six and seven regarding the warrants issued in conjunction with the note payable, however, we do not see where you have addressed our comments. Please cite the specific authoritative literature you utilized to support your accounting treatment, and revise your disclosure to state the accounting treatment for the warrants, including the fair value of the warrants and each of the major assumptions used to value them. We note that based on the terms of the warrants, it does not appear reasonable that no value was attributed to the warrants. In your response, please provide a narrative discussion addressing the applicability of APB 14, particularly paragraph (16), EITF 00-19 and EITF 00-27. Refer to Section II.B of the outline of Current Accounting and Disclosure

Issues in the Division of Corporation Finance, which can be obtained at: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf, and revise the financial statements and related disclosures accordingly.

Note 5 – Capital Stock, page F-10

5. We note your response to prior comment eight. However, we believe that quoted market prices must be used where available to value securities issued for acquisitions and/or goods or services. Please revise the financial statements accordingly.

6. We note your response to prior comment nine. We note that the subsidiary had no operations. In light of this fact, please tell us and clarify your disclosures to state how you determined that the transaction should be accounted for a business combination under SFAS 141, considering each of the factors outlined in paragraph 6 of EITF 98-3. Note that if the transaction did not represent a business combination under SFAS 141, no goodwill should be recorded, as discussed in paragraph 9 of SFAS 142. If you believe that the transaction was appropriately accounted for as a business combination under SFAS 141, revise your disclosures to include the information required by paragraphs 51(b), 54 and 55 of SFAS 141. In addition, revise your disclosures to clarify how you determined that the subsidiary was a separate reporting unit as defined in paragraph 30 of SFAS 142.

7. We note your disclosure regarding the issuance of 646,801 common shares for services valued at $125,000 and 117,846 common shares for payment of debt of $102,631. Please tell us whether these transactions were valued based on the quoted market price of your common stock at the date of issuance. If not, please revise the financial statements in accordance with SFAS 123 and EITF 96-18 (with respect to the shares issued for services) and EITF 98-5 and EITF 00-27 (with respect to the shares issued for the debt conversion).

1934 Act Periodic Reports

8. To the extent that revisions to the financial statements are made in response to the comments above, please amend the affected periodic reports as appropriate. Also, consider whether the disclosure requirements of Item 4.02 of Form 8-K are applicable.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies